Exhibit 4.7

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Corporation

Glass House Brands Inc. (the "Company")

3645 Long Beach Boulevard

Long Beach, California 90807

Item 2.	Date of Material Change

April 28, 2026.

Item 3.	News Release

The news release disclosing the material change was disseminated by the Company on April 28, 2026 through GlobeNewswire and is available on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile.

Item 4.	Summary of Material Change

On April 28, 2026, the Company announced it delivered a notice of redemption, dated April 28, 2026, with respect to the warrants (the "Warrants") outstanding under the warrant agency agreement, dated May 13, 2019, between the Company and Odyssey Trust Company, as amended (the "Warrant Agency Agreement").

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On April 28, 2026, the Company announced it delivered a notice of redemption, dated April 28, 2026, with respect to the Warrants outstanding under the Warrant Agency Agreement.

As of the date of the redemption notice, there were 30,664,500 Warrants outstanding, each exercisable for one equity share (each, a "Share") of the Company at an exercise price of US$11.50 per Share. The outstanding Warrants will be redeemed on May 28, 2026 (the "Redemption Date") in accordance with Section 3.4 (1) of the Warrant Agency Agreement at a redemption price of 0.011826 Shares per Warrant (the "Redemption Shares"). If the Company had not taken any action, the outstanding Warrants would have expired on June 29, 2026. The last reported sales price of the Shares on the trading day immediately preceding the notice of redemption was $10.46. The Warrants are listed on CBOE Canada.

If a holder of Warrants wishes to exercise its Warrants, it must do so in accordance with the terms thereof prior to 5:00 PM (Toronto time) on the business day immediately preceding the Redemption Date. On and after the Redemption Date, holders of Warrants shall have no further rights except to receive Redemption Shares in accordance with the Warrant Agency Agreement. No fractional Shares will be issued upon redemption of the Warrants and the number of Shares delivered to each holder of Warrants on the Redemption Date will be rounded down to the nearest whole number.

A copy of the Warrant Agency Agreement, including the redemption terms, is available under the Company's Profile on SEDAR+ at www.sedarplus.ca.

5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Benjamin Vega

General Counsel and Corporate Secretary

Tel: (562) 264-5078

Item 9.	Date of Report

May 8, 2026